THE YORKVILLE ETF ADVISORS, LLC ("SUB-ADVISER") SERIES COMPLEX

NEW FUND ADDENDUM DATED MARCH 2, 2012 TO
AMENDED AND RESTATED ADMINISTRATION AGREEMENT
DATED AS OF NOVEMBER 10, 2011
BETWEEN
EXCHANGE TRADED CONCEPTS TRUST ON BEHALF OF
YORKVILLE HIGH INCOME MLP ETF OF THE YORKVILLE ETF ADVISORS, LLC SERIES COMPLEX
AND
SEI INVESTMENTS GLOBAL FUNDS SERVICES

Relationship to Agreement:
Excepted as specifically set forth herein, defined terms used in this New Fund Addendum shall have the meaning set forth in the Agreement. Upon executing this New Fund Addendum, the Funds in the Series Complex shall be included in the terms and conditions of the Agreement as if the same had been an original party thereto and the term "Advisor" as used in the Agreement shall, from and after the date hereof, also refer to the Sub-Advisor added pursuant to this New Fund Addendum. In the event of a conflict between the terms set forth in this New Fund Addendum and any terms set forth in the Agreement, the terms set forth in this New Fund Addendum shall govern, but solely with respect to the Series Complex described herein.

Series Complex:
The Yorkville High Income MLP ETF, and any additional Fund established as a series of the Trust subsequent to the date hereof for which Yorkville ETF Advisors, LLC (the "Sub-Adviser") serves as Sub-Adviser.

Fees:
The following fees are due and payable monthly to the Administrator pursuant to Section 8 of the Agreement out of the assets of the Series Complex, except to the extent the Sub-Adviser agrees to reimburse the Series Complex's expenses, in which case such fees shall be paid by the Sub-Adviser. The Series Complex will be charged the greater of its Asset Based Fee or its Annual Minimum Fee, in each case calculated in the manner set forth below.

Asset Based Fee:	[Fee Omitted]

Annual Minimum Fee:	[Fee Omitted]

Out of Pocket Expenses:
All reasonable out of pocket expenses (i.e., blue sky fees, fulfillment charges, pricing service fees, postage, registration fees, facsimile and telephone charges) incurred by the Administrator on behalf of the Fund will be billed to the Fund quarterly in arrears.

Annual CPI Increase:	[Fee Omitted]

Reorganization Fees:	[Fee Omitted]

Operational Automation:
A critical component of the Administrator's services is Fund valuations. Automated trade delivery and receipt between fund advisors and Administrator is critical to high quality service. Accordingly, Administrator and the Sub-Adviser of the Series Complex agree to use best efforts to implement automated trade delivery and receipt as soon as practicable after each Fund's establishment in the Trust.

Term:
The term of this New Fund Addendum shall continue in effect with respect to the Series Complex for a period of three years from and after the date set forth above (the "Initial Term"). Following expiration of the Initial Term, this New Fund Addendum shall continue in effect for successive periods of one year (each, a "Renewal Term").

Termination:
This New Fund Addendum may be terminated only: (a) by either party at the end of the Initial Term or the end of any Renewal Term on one hundred eighty days prior written notice; (b) by either party hereto on such date as is specified in written notice given by the terminating party, in the event of a material breach of this Agreement by the other party, provided the terminating party has notified the other party of such material breach at least ninety days prior to the specified date of termination and the breaching party has not remedied such breach by the specified date; or (c) as to any portfolio, upon forty-five days prior written notice, effective (i) upon the reorganization or merger of a portfolio into another entity, provided that the Administrator or one of its affiliates enters into a written agreement to provide administration services on behalf of such surviving entity, or (ii) upon any "change of control" of the Sub-Adviser by sale, merger, reorganization, acquisition or other disposition of substantially all of the assets of the Sub-Adviser to a third party, provided that the Administrator or one of its affiliates enters into a written agreement to provide administration services on behalf of the third party or surviving entity. For purposes of this paragraph, the term "change of control" shall mean any transaction that results in the transfer of right, title and ownership of twenty-five (25) percent or more of the equity interests of the Sub-Adviser to a third party.

Early Termination:
Subject to the terms and conditions set forth in this paragraph, the parties may agree to terminate this New Fund Addendum on or before the expiration of the then current term (hereinafter, an "Early Termination"). In the event the parties agree to an Early Termination, the parties will agree upon the effective date of such Early Termination and, on or before such effective date, the Series Complex shall (i) not be in material breach of the Agreement (including this New Fund Addendum) and (ii) pay the Buyout Amount to the Administrator in the manner set forth below. As used herein, the term "Buyout Amount" shall mean the amount that is equal to (1) the average monthly fee payable by the Series Complex to the Administrator hereunder during the six month period (or such shorter period if fewer than six months have elapsed since the effective date of this New Fund Addendum) immediately preceding the mutual agreement called for in this paragraph multiplied by (2) the number of months remaining in the then current term (including any Renewal Term to which the Series Complex is already committed). The Series Complex shall pay the Buyout Amount to the Administrator on or before the effective date of the Early Termination by means of wire or other immediately available funds.

Sub-Adviser Expense Repayment:	[Fee Omitted]

Notice to Advisor:	Name of Party or Parties: Yorkville ETF Advisors, LLC
Name of Contact: Darren Schuringa
Address: 950 Third Avenue, 23rd Floor, New York, NY 10022
Telephone No.: 212.755.1970
Facsimile No.: 212.317.8125
Email Address: darren@yctfs.com

IN WITNESS WHEREOF, the parties hereto have executed this New Fund Addendum by their duly authorized representatives as of the day and year first above written.

EXCHANGE TRADED CONCEPTS TRUST
On behalf of the Yorkville High Income MLP ETF

BY:	/s/ J. Garrett Stevens
Name: J. Garrett Stevens
Title: CEO

SEI INVESTMENTS GLOBAL FUNDS SERVICES

BY:	/s/ John Alshefski
Name: John Alshefski
Title: SVP

AGREED TO AND ACCEPTED BY:

YORKVILLE ETF ADVISORS, LLC,
Sub-Adviser to Yorkville High Income MLP ETF

BY:	/s/ Darren Schuringa
Name: Darren Schuringa
Title: Managing Member